UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT PURSUANT

TO SECTION 13 OR 15 (D) OF THE

SECURITIES EXCHANGE ACT OF 1934

Date of report (Date of earliest event reported): January 24, 2025

WESTERN ACQUISITION VENTURES CORP.

(Exact Name of Registrant as Specified in Its Charter)

Delaware	001-41214	86-3720717
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

42 Broadway, 12th Floor New York, NY	10004
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (310) 740-0710

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act: None.

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 5.07 Submission of Matters to a Vote of Security Holders

On January 24, 2025, Western Acquisition Ventures Corp. (“Western” or the “Company”) held a virtual special meeting of stockholders (the “Special Meeting”) to vote on the proposals identified in the Proxy Statement for the Special Meeting. There were a total of 3,403,530 shares of the Company’s common stock eligible to vote at the Special Meeting. A total of 3,377,284 shares of the Company’s common stock were represented at the Special Meeting either in person or by proxy. At the Special Meeting, the Company’s stockholders voted on the following matters and cast their votes as described below.

Proposal 1 – The Business Combination Proposal – A proposal to approve the Amended and Restated Agreement and Plan of Merger, dated as of April 26, 2024 (as it may be further amended and/or restated from time to time, the “Business Combination Agreement”), by and among Western, Western Acquisition Merger Inc., a Delaware corporation and a wholly-owned subsidiary of Western (“Merger Sub”), and Cycurion, Inc., a Delaware corporation (“Cycurion”); and the transactions contemplated thereby, including the merger of Merger Sub with and into Cycurion with Cycurion surviving the merger as a wholly-owned subsidiary of Western (the transactions contemplated by the Business Combination Agreement, the “Business Combination” and such proposal, the “Business Combination Proposal”). In addition, in connection with the consummation of the Business Combination, Western will be renamed “Cycurion, Inc.”

FOR	AGAINST	ABSTAIN	NON-VOTES
3,376,059	1,225	0	0

Proposal 2 – The Nasdaq Proposal – A proposal to approve, for purposes of complying with Nasdaq Listing Rule 5635(a), the issuance of up to an aggregate of 32,319,083 shares of Common Stock in connection with the Business Combination (the “Nasdaq Proposal”).

FOR	AGAINST	ABSTAIN	NON-VOTES
3,376,059	1,225	0	0

Proposal 3 – The Charter Amendment Proposal – A proposal to approve the proposed second amended and restated certificate of incorporation of Western (the “Proposed Charter”), which will replace Western’s amended and restated certificate of incorporation, dated January 11, 2022, as amended on January 9, 2023, July 11, 2023, January 10, 2024, April 10, 2024, July 2, 2024, October 9, 2024 and January 8, 2025 (the “Current Charter”), and will be in effect upon the consummation of the Business Combination (the “Charter Amendment Proposal”).

FOR	AGAINST	ABSTAIN	NON-VOTES
3,376,059	1,225	0	0

Proposal 4 – The Advisory Charter Proposals – A proposal to approve and adopt, on a non-binding advisory basis, the following material differences between the Proposed Charter and the Current Charter, which are being presented in accordance with the requirements of the U.S. Securities and Exchange Commission as separate sub-proposals (which we refer to, collectively, as the “Advisory Charter Proposals”):

i.	Advisory Charter Proposal A – to change the post-Business Combination company’s corporate name from “Western Acquisition Ventures Corp.” to “Cycurion, Inc.” (we refer to such proposal as “Advisory Charter Proposal A”);

FOR	AGAINST	ABSTAIN	NON-VOTES
3,376,059	1,225	0	0

ii.	Advisory Charter Proposal B – to increase the total number of authorized shares of Common Stock from 50 million to 100 million and the number of authorized shares of Preferred Stock from 1 million to 20 million (we refer to such proposal as “Advisory Charter Proposal B”);

FOR	AGAINST	ABSTAIN	NON-VOTES
3,376,059	1,225	0	0

iii.	Advisory Charter Proposal C – to prohibit stockholders from acting by written consent by specifying that any action required or permitted to be taken by stockholders must be effected by a duly called annual or special meeting and may not be effected by written consent (we refer to such proposal as “Advisory Charter Proposal C”); and

FOR	AGAINST	ABSTAIN	NON-VOTES
3,376,059	1,225	0	0

iv.	Advisory Charter Proposal D – to remove certain provisions related to our status as a blank check company that will no longer apply upon consummation of the Business Combination, all of which our board of directors believes are necessary to adequately address the needs of the post-Business Combination company (we refer to such proposal as “Advisory Charter Proposal D”).

FOR	AGAINST	ABSTAIN	NON-VOTES
3,376,059	1,225	0	0

Proposal 5 – The Directors Proposal – A proposal to consider and vote upon a proposal to elect, effective as of the consummation of the Business Combination, Emmit McHenry, L. Kevin Kelly, and Peter Ginsberg (current members of Cycurion’s board of directors) and Reginald S. Bailey, Sr., and Kevin E. O’Brien to serve on the post-Business Combination company’s board of directors until their respective successors are duly elected and qualified (we refer to this proposal as the “Directors Proposal”).

i.	Emmit McHenry

FOR	WITHHOLD
3,376,059	1,225

ii.	L. Kevin Kelly

FOR	WITHHOLD
3,376,059	1,225

iii.	Peter Ginsberg

FOR	WITHHOLD
3,376,059	1,225

iv.	Reginald S. Bailey, Sr.

FOR	WITHHOLD
3,376,059	1,225

v.	Kevin E. O’Brien

FOR	WITHHOLD
3,376,059	1,225

Proposal 6 – The Equity Incentive Plan Proposal – A proposal to approve the 2024 Equity Incentive Plan (the “Equity Incentive Plan”), in connection with the Business Combination, including the authorization of the initial share reserve under the Equity Incentive Plan (we refer to this proposal as the “Equity Incentive Plan Proposal”).

FOR	AGAINST	ABSTAIN	NON-VOTES
3,376,059	1,225	0	0

Proposal 7 – The Nasdaq ELOC Proposal – A proposal to approve for purposes of complying with Nasdaq Listing Rule 5635(d) the potential issuance of more than 20% of our Common Stock following the Business Combination pursuant to two proposed $25,000,000 Equity Line of Credit arrangements that the Combined Company intends to enter into on the closing of the Business Combination (We refer to this proposal as the “Nasdaq ELOC Proposal”).

FOR	AGAINST	ABSTAIN	NON-VOTES
3,376,059	1,225	0	0

Proposal 8 – The Nasdaq Series B Proposal – A proposal to approve for purposes of complying with Nasdaq Listing Rule 5635(d) the potential issuance of more than 20% of our Common Stock following the closing of the Business Combination upon the conversion of the Series B Preferred Shares and the exercise of the Series B Warrants (We refer to this proposal as the “Nasdaq Series B Proposal”).

FOR	AGAINST	ABSTAIN	NON-VOTES
3,376,059	1,225	0	0

Proposal 9 – The Nasdaq Series D Proposal – A proposal to approve for purposes of complying with Nasdaq Listing Rule 5635(d) the potential issuance of more than 20% of our Common Stock following the closing of the Business Combination upon the conversion of the Series D Preferred Shares and the exercise of the Series D Warrants (We refer to this proposal as the “Nasdaq Series D Proposal”).

FOR	AGAINST	ABSTAIN	NON-VOTES
3,376,059	1,225	0	0

Proposal 10 – The NTA Proposal – A proposal  to approve amendments to the Current Charter and Business Combination Agreement (the “Existing Organizational Documents”), which amendments shall be effective, if adopted and implemented, immediately prior to the consummation of the proposed Business Combination, to remove from the requirements contained in the Existing Organizational Documents limiting the Company’s ability to consummate an initial business combination if the Company would have less than $5,000,001 in net tangible assets prior to or upon consummation of such Business Combination (We refer to this proposal as the “NTA Proposal”).

FOR	AGAINST	ABSTAIN	NON-VOTES
3,377,284	0	0	0

Proposal 11 – The Adjournment Proposal – A proposal t to approve a proposal to adjourn the Special Meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies if, based upon the tabulated vote at the time of the Special Meeting, there are not sufficient votes to approve the Business Combination Proposal, the Nasdaq Proposal, the Charter Amendment Proposal, the Directors Proposal, or the Equity Incentive Plan Proposal (the “Adjournment Proposal”).

FOR	AGAINST	ABSTAIN	NON-VOTES
3,376,059	1,225	0	0

No Solicitation or Offer

This communication and this Current Report on Form 8-K shall not constitute an offer to sell or exchange or the solicitation of an offer to buy or exchange any securities pursuant to the proposed Business Combination or otherwise, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

WESTERN ACQUISITION VENTURES CORP.

Date: January 24, 2025	By:	/s/ James P McCormick
James P. McCormick, President and CEO